September 27, 2012
Via EDGAR (Correspondence)

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:          Provida Pension Fund Administrator Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed on April 27, 2012
File No. 001-13406

Dear Mr. Rosenberg:

By letter dated September 13, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2011 (“Form 20-F”) of Administradora de Fondos de Pensiones Provida S.A. (referred to in this letter as “Provida,” the “Company” and “we”). In response to your comments and on behalf of the Company, I have provided responses to those comments. The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 18. Financial Statements
Notes to the Consolidated Financial Statements

Note 4. Accounting Policies
t. Risk Management Policy, page F-29

1.
Direct us to the disclosure required by paragraph 34 of IFRS 7 for the mandatory investments or provide us proposed disclosure to be included in future periodic reports based on information provided internally to your key management personnel.

Response

We respectfully advise the Staff that on page F-29 it is mentioned that mandatory investments are constituted with the purpose of compensating participants in case the Company cannot meet the legal requirement of minimum returns, hence, entailing an equity loss for the AFP if this occurred, since it must additionally replace the 1% reserve with its own resources. Minimum return is calculated in terms of the average returns of the pension fund industry for mobile periods of 36 months.

Although gains and losses on mandatory investments have certain risks to the stability of the Company’s results in view of the evolution of the returns obtained by different portfolio compositions in the pension funds, the greatest risk associated with mandatory investments is non-compliance with the minimum rate of return requirement.

The risks described above are associated to Provida’s trust management, governed by the objective to optimize the income of each one of the funds for a specific risk level or else to minimize the risk level in order to obtain an objective profit.

In order to attain the foregoing, Provida has a risk management policy in place that defines the activities and criteria it applies to efficiently identify, measure, control and manage the risks associated to fund management. Hence, Provida manages the fund equities according to internal credit risk limits, analyzing expected losses and applying market risk measurements. The latter refers to absolute VaR which measures the probable impact on the different types of funds in case of adverse shocks of instrument prices (fixed income, currencies and variable income). Furthermore, in order to ensure the Company’s solvency, guarantee future benefit payments and comply with minimum return requirements, Provida applies relative VaR over diverging positions between each fund and the system’s model portfolio.

Absolute and Relative VaR by type of fund as of December 31, 2011 were as follows:

Type of Fund	Relative VaR	Absolute VaR	Absolute VaR in MCh$
A	0.25%	7.25%	2,333
B	0.36%	4.86%	1,731
C	0.23%	2.88%	2,578
D	0.24%	1.45%	489
E	0.15%	1.36%	139

Additionally the Company makes monthly measurements of minimum returns that are presented to the Board of Directors Meeting. The calculation presented at the end of 2011 was the following:

	Fund Type A	Fund Type B	Fund Type C	Fund Type D	Fund Type E
Average Returns	13.04%	11.46%	8.90%	7.24%	6.30%
Method -4% (-2%)	9.04%	7.46%	6.90%	5.24%	4.30%
Method 50%	6.52%	5.73%	4.45%	3.62%	3.15%
Minimum Return	6.52%	5.73%	4.45%	3.62%	3.15%
Provida's return	12.79%	11.15%	8.51%	6.83%	5.48%
PROVIDA's excess over minimum return	6.27%	5.41%	4.05%	3.21%	2.33%
Ranking Minimum Return	4	3	3	4	4
Initial date measurement	Dec - 08	Dec - 08	Dec - 08	Dec - 08	Dec - 08
Final date measurement	Dec - 11	Dec - 11	Dec - 11	Dec - 11	Dec - 11
Number of months	36	36	36	36	36

In future filings, we propose the following disclosure for mandatory investments on page F-29 in response to the Staff’s comment:

“t.3. Mandatory investments

Provida’s principal financial investment is the mandatory investments, constituted by law and equivalent to 1% of pension funds under administration. Provida must keep this 1% invested in shares of each one of the administrated funds. Mandatory investments of the pension funds represented a __% and 52% of total assets under management of Provida as of December 31, 2012 and December 31, 2011 respectively and, in view of the volatility seen in local and foreign markets where pension funds are invested, the future gains or loss on mandatory investments has posed certain risks to the stability of the Company’s income.

Although gains and losses on mandatory investments have certain risks to the stability of the Company’s results in view of the evolution of the returns obtained by different portfolio compositions in the pension funds, the greatest risk associated with mandatory investments is non-compliance with the minimum rate of return requirement.

In addition to the aforementioned, it is worthwhile mentioning that mandatory investments are constituted with the purpose of compensating participants in case the Company cannot meet the legal requirement of minimum returns, hence, entailing an equity loss for the AFP if this occurred, since it must additionally replace the 1% reserve with its own resources. Minimum return is calculated in terms of the average returns of the pension fund industry for mobile periods of 36 months.

The risks described above are associated to Provida’s trust management, governed by the objective to optimize the income of each one of the funds for a specific risk level or else to minimize the risk level in order to obtain an objective profit.

In order to attain the foregoing, Provida has a risk management policy in place that defines the activities and criteria it applies to efficiently identify, measure, control and manage the risks associated to fund management. Hence, Provida manages the fund equities according to internal credit risk limits, analyzing expected losses and applying market risk measurements. The latter refers to absolute VaR which measures the probable impact on the different types of funds in case of adverse shocks of instrument prices (fixed income, currencies and variable income). Furthermore, in order to ensure the Company’s solvency, guarantee future benefit payments and comply with minimum return requirements, Provida applies relative VaR over diverging positions between each fund and the system’s model portfolio.

Absolute and Relative VaR by type of fund as of December 31, 2011 were as follows:

Type of Fund	Relative VaR	Absolute VaR	Absolute VaR in MCh$
A	0.25%	7.25%	2,333
B	0.36%	4.86%	1,731
C	0.23%	2.88%	2,578
D	0.24%	1.45%	489
E	0.15%	1.36%	139

Additionally the Company makes monthly measurements of minimum returns that are presented to the Board of Directors Meeting. The calculation presented at the end of 2011 was the following:

	Fund Type A	Fund Type B	Fund Type C	Fund Type D	Fund Type E
Average Returns	13.04%	11.46%	8.90%	7.24%	6.30%
Method -4% (-2%)	9.04%	7.46%	6.90%	5.24%	4.30%
Method 50%	6.52%	5.73%	4.45%	3.62%	3.15%
Minimum Return	6.52%	5.73%	4.45%	3.62%	3.15%
Provida's return	12.79%	11.15%	8.51%	6.83%	5.48%
PROVIDA's excess over minimum return	6.27%	5.41%	4.05%	3.21%	2.33%
Ranking Minimum Return	4	3	3	4	4
Initial date measurement	Dec - 08	Dec - 08	Dec - 08	Dec - 08	Dec - 08
Final date measurement	Dec - 11	Dec - 11	Dec - 11	Dec - 11	Dec - 11
Number of months	36	36	36	36	36
“

2.
You refer to use of VaR in measuring and controlling the risks associated with Fund A-E. Please provide us the market risk disclosures required in paragraphs 40-42 of IFRS 7 as proposed disclosure to be included in future periodic reports.

We respectfully advise the Staff that we applied paragraph 41 of IFRS 7 and we propose the following disclosure below the proposed disclosure stated in response to Comment #1 above in order to comply with the disclosure requirement of a) and b) of that paragraph:

“VaR methodology

The Risk Division has a daily monitoring of the risks associated with investments in the various Funds. The approach is carried out by using the Parametric VaR methodology and assuming a normal distribution of asset returns.

The VaR model to the market risk measurement provides a maximum loss with a probability level that may occur in the market positions during a certain period of time.

Two risk measurements are carried out: Absolute VaR and Relative VaR. The Absolute VaR measures the market risk of the Funds, that is, the performance of asset returns that directly impacts the value of the Fund's shares. Moreover, the Relative VaR measures the market risk of a particular Fund over the same Fund of the Benchmark comprised of a weighted average from the rest of AFPs belonging to the Chilean Pension System.

Given the assumption of normality, the approach of covariance matrix VaR is used, through which the future performance of the market variables is expressed through a group of volatilities (reflecting the amount of relative changes in the market variables) and correlations (indicating the degree of compensation of these variations among them), which were obtained from an analysis of the historical performance of such variables.

Particularly, the model is implemented daily by using the exponential smoothing methodology with a parameter of 0.925 in the construction of the covariance matrix. The latest 100 results of returns are used for the calculation. Finally, it is established a 99% confidence level and a monthly loss horizon.

Additionally, we performed a sensitivity analysis of the potential impacts that may result from movements in the positions, given the latest information of the market variables, that is, underlying variances and correlations. In this way, positions providing a great risk in the managed portfolios can be closed.

Limitations of the sensitivity analysis

The model has two potential limitations. The first limitation comes from the assumption that the asset returns follow a normal distribution, which is not always the case. The second limitation relates to the measurement of the relative risk due to the Benchmark’s inference, since the information of the positions held by the AFPs is only known once a month and with an average of 11 days of delay, and in order to estimate the relative risk during each day, assumptions about the positions of the Benchmark must be made.”

Note 15.4 Fair value measurement, page F-49

3.	Tell us your basis for classifying the Mandatory Investments as Level 1, that is, confirm that the funds are quoted in an active market.

Response

We respectfully advise the Staff that the Pension Law establishes that each AFP must maintain a reserve for mandatory investments equal to 1% of the net asset value of each pension fund under management. The mandatory investment that the administrator needs to maintain for the period between the second business day of the month in which the calculation is made and the first day of the next month after the calculation was made will be equivalent to 1% of the total of shares that represent the net asset value of each pension fund of the last day of the preceding month of the calculation date of the mandatory investment reserve. Therefore, the mandatory investment will increase or decrease on a monthly basis based on the calculation explained above. The investment in mandatory investment in each type of pension fund is valued on a daily basis, multiplying the number of fund shares invested in each type of fund by the value of the share at the day

The Superintendency of Pensions publishes daily quotations of pension funds net asset value (NAV) at which redemptions or purchases of shares (units) occur without any adjustments to the published NAV. Redemptions and unit purchases take place regularly, between the participants that changes between funds and participants that changes between AFPs.

Based on paragraph AG71 of IAS 39 Financial Instruments: Recognition and Measurement which states that a financial instrument is regarded as quoted in an active market “if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. Fair value is defined in terms of a price agreed by a willing buyer and a willing seller in an arm's length transaction”; and paragraph AG77 which states that the “initial acquisition or origination of a financial asset or incurrence of a financial liability is a market transaction that provides a foundation for estimating the fair value of the financial instrument”. This suggests that the issuance and redemptions of the units in a fund can represent market transactions occurring on an arm's length basis.

Based on above explanation and IFRS 7 paragraph 27A(a) which describes Level 1 classification as relating to “quoted prices (unadjusted) in active markets for identical assets or liabilities” we believe that mandatory investments comply with the definition to be classified as Level 1.

*           *           *

In addition, as requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call me at 011-562-351-1483 or our U.S. legal counsel, Andrés V. Gil (212-450-4779) and Thomas J. Clarke (212-450-3011) of Davis Polk & Wardwell LLP.

Yours sincerely,

/s/ María Paz Yañez
María Paz Yañez Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.

cc:           Andrés V. Gil, Esq., Davis Polk & Wardwell LLP
Thomas J. Clarke, Esq., Davis Polk & Wardwell LLP